Exhibit 4.18

THIS CERTIFICATE IS NOT TRANSFERABLE

Certificate Number C-1	Number of Common Securities: 61,856

Certificate Evidencing Common Securities

of

SVB CAPITAL II

7% Common Securities
(liquidation amount $25 per Common Security)

SVB CAPITAL II, a statutory trust formed under the laws of the State of Delaware (the “Trust”), hereby certifies that SILICON VALLEY BANCSHARES (the “Holder”) is the registered owner of Sixty-One Thousand Eight Hundred Fifty-Six (61,856) common securities of the Trust representing undivided beneficial interests of the Trust and designated the 7% Common Securities (liquidation amount $25 per Common Security) (the “Common Securities”).  In accordance with Section 5.10 of the Trust Agreement (as defined below) the Common Securities are not transferable and any attempted transfer hereof shall be void.  The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Common Securities are set forth in, and this certificate and the Common Securities represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Amended and Restated Trust Agreement of the Trust dated as of October 30, 2003, (as the same may be amended, restated, modified or otherwise supplemented from time to time, the “Trust Agreement”) including the designation of the terns of the Common Securities as set forth therein.  The Trust will furnish a copy of the Trust Agreement to the Holder without charge upon written request to the Trust at its principal place of business or registered office.

Upon receipt of this certificate, the Holder is bound by the Trust Agreement and is entitled to the benefits thereunder.

IN WITNESS WHEREOF, an Administrative Trustee of the Trust has executed this certificate this 30th day of October, 2003.

SVB CAPITAL II

By:	/s/ Paulette Mehas
Name: Paulette Mehas
Title: Administrative Trustee